EXHIBIT (d)(8)

[Form of Proposed Amendment to Performance-Based Eligible Options if Option Exchange is Terminated]

CAESARS ENTERTAINMENT CORPORATION

MANAGEMENT EQUITY INCENTIVE STOCK PLAN

AMENDMENT TO OPTION GRANT AGREEMENT

THIS AMENDMENT TO OPTION GRANT AGREEMENT (the “Amendment”) is made by and between Caesars Entertainment Corporation, a Delaware corporation (the “Company”), and the “Participant” on the date set forth on the final page of this Agreement. Any capitalized terms not otherwise defined in this Agreement shall have the definitions set forth in the Plan.

WHEREAS, the Company has adopted the Caesars Entertainment Corporation Management Equity Incentive Stock Plan (the “Plan”), pursuant to which stock options may be granted;

WHEREAS, the Participant has previously been granted Options to purchase Shares pursuant to an Option Grant Agreement dated as of [Insert date] (the “Existing Agreement”); and

WHEREAS, the Company has determined that it is in the best interests of the Company and its Stockholders to amend the Existing Agreement as provided for herein, which Amendment does not require Participant’s consent pursuant to the terms of the Plan.

NOW, THEREFORE, the parties hereto, for themselves, their successors and assigns, hereby agree as follows:

1. Amendment to Performance-Based Options.

(a)(i) That portion of the Option identified in the Existing Agreement as the “2X Performance Option” shall be amended to be referred to as the “35.00 Price Target Performance-Based Option;” and

(ii) That portion of the Option identified in the Existing Agreement as the “3X Performance Option” shall be amended to be referred to as the “$57.41 Price Target Performance-Based Option,” and together with the $35.00 Price Target Performance-Based Option, the “Performance-Based Option.”

(iii) Notwithstanding anything to the contrary contained in Section 4.3.2.1 of the Plan or the Existing Agreement, the Performance-Based Option shall vest as set forth on the final page of this Amendment, subject to the conditions set forth herein.

(b) Section 4.3.2.2 of the Plan shall no longer apply to the Performance-Based Option and the following provision shall instead apply in the event of a Change in Control:

“Special Provisions on a Change in Control – Performance-Based Option. If, in connection with a contemplated Change in Control, the Committee determines, using such methodologies and parameters and taking into account such factors as it, in its sole discretion, deems appropriate, that the expected price per share of the Common Stock to be achieved upon such Change in Control would result in all or a portion of the Performance-

Based Option vesting and becoming exercisable, the Performance-Based Option shall be deemed vested to the applicable extent immediately prior to the occurrence of such Change in Control and solely for the purpose of permitting Participant to participate in such Change in Control, such vesting and participation to be contingent upon the actual occurrence of such Change in Control.

(c) Section 4.4.1 of the Plan shall no longer apply to the Performance-Based Option and the following provision shall instead apply:

“Special Termination Provisions for Performance-Based Option. Notwithstanding the provisions of Section 4.4 of the Plan, if Participant’s employment or service is terminated by the Company or an Affiliate other than for Cause, or if Participant terminates his or her employment or service for Good Reason prior to the date on which Participant’s Performance-Based Option has fully vested, Participant’s Performance-Based Option will remain eligible to vest according to its terms for a period of six months following such date of termination, provided, that, if the Company is party to a written agreement or binding letter of intent at the time of such termination, or enters into such a written agreement or binding letter of intent during the three month period immediately following such termination, the consummation of which would result in the occurrence of a Change in Control, Participant’s Performance-Based Option shall remain eligible to vest until such Change in Control is consummated or the written agreement or binding letter of intent is terminated. For purposes of clarification, if there is no vesting event after the termination of Participant’s employment or service without Cause or for Good Reason and prior to the scheduled expiration date of the Performance-Based Option, the Performance-Based Option will terminate on the scheduled expiration date. In the event that the Performance-Based Option becomes exercisable by operation of this Section 1(c) of this Amendment, such Performance-Based Option shall remain exercisable until the shorter of (i) six months following the date on which the Performance-Based Option becomes exercisable and (ii) the 10th anniversary of the Date of Grant. The Company shall use its reasonable efforts to notify Participant if he or she is no longer an employee, director or consultant of the Company or any Affiliate of the occurrence of a vesting event that results in the vesting of all or a portion of the Performance-Based Option.

(d) In addition to the provisions set forth in the penultimate sentence of Section 4.9 of the Plan, Participant shall be permitted to exercise all or any portion of the Performance-Based Option through cashless exercise (including to satisfy the exercise price and any applicable withholding taxes) to the extent the Performance-Based Option becomes exercisable by virtue of Section 1(c) of this Amendment, but only to the extent such right or the utilization of such right would not cause the Performance-Based Option to be subject to Section 409A of the Code.

2. Miscellaneous.

(a) Entire Agreement. The Existing Agreement, this Amendment and the Plan contain the entire agreement and understanding of the parties hereto with respect to the subject matter contained herein and supersede all prior communications, representations and negotiations in respect thereto. In the event that any terms or provisions of the Existing Agreement or the Plan conflict or are inconsistent with the terms and provisions of this Amendment, the terms of this Amendment shall govern and control. Except as amended hereby, the Existing Agreement remains unmodified and in full force and effect.

(b) Governing Law. This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to the provisions governing conflict of laws.

(c) Captions. The captions and headings of the Sections hereof are provided for convenience only and are not to serve as a basis for interpretation or construction, and shall not constitute a part, of this Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has executed this Agreement as set forth below.

CAESARS ENTERTAINMENT CORPORATION

By:

Name:

Title:

Date:

Participant:	[Insert name of Participant]

Vesting Schedule Applicable to $35.00 Price Target Performance-Based Option:	The $35.00 Price Target Performance-Based Option shall vest and become exercisable on the date on which the $35.00 Price Target (as defined below) is achieved. For purposes of this Agreement, the “$35.00 Price Target” shall be achieved if the simple average of the last reported sale prices (or closing prices, if applicable) per share of the Shares as reported by the Nasdaq Stock Market (or any other automated quotation service or national securities exchange upon which the Shares may then be quoted or listed for trading) for the thirty (30) calendar day period ending on the day immediately preceding the date of determination (with such sale prices or closing prices adjusted appropriately for any stock splits, stock dividends, reverse stock splits, stock combinations and the like occurring during such thirty (30) calendar day period), is equal to or greater than $35.00, subject to Participant’s continued employment or service with the Company or one of its Affiliates on such vesting date.

Vesting Schedule Applicable to $57.41 Price Target Performance-Based Option:	The $57.41 Price Target Performance-Based Option shall vest and become exercisable on the date on which the $57.41 Price Target (as defined below) is achieved. For purposes of this Agreement, the “$57.41 Price Target” shall be achieved if the simple average of the last reported sale prices (or closing prices, if applicable) per share of the Shares as reported by the Nasdaq Stock Market (or any other automated quotation service or national securities exchange upon which the Shares may then be quoted or listed for trading) for the thirty (30) calendar day period ending on the day immediately preceding the date of determination (with such sale prices or closing prices adjusted appropriately for any stock splits, stock dividends, reverse stock splits, stock combinations and the like occurring during such thirty (30) calendar day period), is equal to or greater than $57.41, subject to Participant’s continued employment or service with the Company or one of its Affiliates on such vesting date.